

Mailstop 3561

July 25, 2018

Amadou Diop
President
Wari, Inc.
1717 Pennsylvania Avenue NW
Washington, D.C. 20006

      Re: **Wari, Inc. f/k/a Cheetah Enterprises, Inc.**
                Current Report on Form 8-K
                Response Dated July 11, 2018
                File No. 000-55667

Dear Mr. Diop:

We have reviewed your July 11, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 2, 2018 letter.

General

1. We note your response to comment 1 and reissue the comment. Please provide us with your legal analysis that addresses whether Wari, Inc. continues to be a shell company, as defined in Rule 12b-2 of the Exchange Act, and whether disclosures are required pursuant to Items 5.01(a)(8) and 5.06 of Form 8-K. For example, please explain the nature of the assets you reference in your response and whether Wari, LLC has any operations or assets. In this regard, we note from your response that Wari, LLC controls Wari, Inc.

Amadou Diop
Wari, Inc.
July 25, 2018
Page 2

Please contact Danilo Castelli, Staff Attorney, at (202)551-6521 or Jennifer López-Molina, Staff Attorney, at (202)551-3792, or me at (202)551-3720 with any other questions.

Sincerely,

/s/ Jennifer López for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: John Lowy